SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated July 26, 2004


                            ------------------------

                        TURKCELL ILETISIM HIZMETLERI A.S.

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 33430 Tepebasi
                                Istanbul, Turkey
                            ------------------------
                    (Address of Principal Executive Offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|


       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
            Rule 12g3-2(b) under the Securitis Exchange Act of 1934.

                                Yes: |_| No: |X|

Enclosures:  Subject: Statement made pursuant to Circular VIII, No: 39 of the
             Capital Markets Board; TURKCELL'S BONUS SHARES REGISTERED BY CMB

             Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board; TURKCELL ANNOUNCEMENT ON THE AGREEMENT BETWEEN CUKUROVA GROUP AND BRSA

SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             TURKCELL ILETISIM HIZMETLERI A.S.


Date:    July 26, 2004                       By:  /s/ MUZAFFER AKPINAR
                                                 ------------------------

                                             Name:    Muzaffer Akpinar
                                             Title:   Chief Executive Officer

[TURKCELL LOGO] [GRAPHIC OMITTED]


                    TURKCELL'S BONUS SHARES REGISTERED BY CMB


               Subject: Statement made pursuant to Circular VIII,
                      No: 39 of the Capital Markets Board.


                                                         Istanbul Stock Exchange

                                                                   ISTANBUL
                                                                   --------

Special Subjects:
----------------

Previously Turkcell announced its capital increase decision via a bonus share distribution. Please find below Turkcell's statement sent to Istanbul Stock Exchange on July 15, 2004 regarding the Capital Markets Board registration of its bonus shares. The registration of the bonus shares by Capital Markets Board and the announcement of this registration is a regulatory procedure.

Based on the Board of Directors decision dated 23.06.2004, Turkcell announced that the issued capital of the Company would be increased by TL974,639,361,000,000 to TL1,474,639,361,000,000 from TL500,000,000,000,000. The
Capital Markets Board registered the bonus share certificates to be issued with its July 15, 2004 dated and 114/846 numbered decision.

The distribution of the ordinary bonus shares will start on July 30, 2004 at the following branches of Yapi Kredi Yatirim Menkul Degerler A.S.. Istanbul Merkez (Buyukdere Cad. YKB Plaza A Blok K: 10 Levent-Istanbul), Goztepe (Bagdat Cad. Hulusibey Apt. No:279/B Goztepe), Osmanbey (Rumeli Cad. No:85/2 Osmanbey), Izmir (Gazi Bulvari No: 1/A Kordon) and Ankara (Ugur Mumcu Cad. No: 60 K:2 Gaziosmanpasa). Also, IMKB Takas ve Saklama Bankasi A.S. at Sisli Merkez Mah. Abide-i Hurriyet Cad. Mecidiyekoy Yolu Sok. No.286 Sisli 34381 Istanbul will distribute the bonus shares to Turkcell shareholders. The bonus share distribution will continue after August 31, 2004 at Turkcell's headquarter for indefinitely.



We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.



                                     TURKCELL ILETISIM HIZMETLERI A.S.

                                 Koray Ozturkler         Elif Ates
                                 Investor Relations      Legal
                                 15.07.2004, 17:15       15.07.2004, 17:15



For further information please e-mail to investor.relations@turkcell.com.tr
                                         ----------------------------------

or call Turkcell Investor Relations (+ 90 212 313 1888)

[TURKCELL LOGO] [GRAPHIC OMITTED]





     TURKCELL ANNOUNCEMENT ON THE AGREEMENT BETWEEN CUKUROVA GROUP AND BRSA


               Subject: Statement made pursuant to Circular VIII,
                      No: 39 of the Capital Markets Board.


                                                         Istanbul Stock Exchange

                                                                   ISTANBUL
                                                                   --------

Special Subjects:
----------------

According to various information sources, the debt restructuring talks between the Banking Regulation and Supervision Agency ("BRSA") and Cukurova Group was finalized by mutual agreement. As, Turkcell is not a party to this agreement, there is no additional information to be stated by Turkcell. If Turkcell receives any information with regards to this subject from its shareholder Cukurova Group, it will immediately make the necessary announcement according to the Circular VIII, No: 39 of the Capital Markets Board regulations.


We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.



                                     TURKCELL ILETISIM HIZMETLERI A.S.

                                 Koray Ozturkler         Nihat Narin
                                 Investor Relations      Investor Relations
                                 21.07.2004, 12:30       21.07.2004, 12:30



For further information please e-mail to investor.relations@turkcell.com.tr
                                         ----------------------------------

or call Turkcell Investor Relations (+ 90 212 313 1888)